FAEGRE DRINKER BIDDLE & REATH LLP

1500 K Street NW, Suite 1100

Washington, D.C. 20005

202-842-8800

Fax: 202-842-8465

www.faegredrinker.com

July 15, 2025

VIA EDGAR TRANSMISSION

Ken Ellington

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”) Registration Statement on Form N-14 File No.: 333-286982

Dear Mr. Ellington:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding RBB’s amended Registration Statement on Form N-14 (the “Amended Registration Statement”) filed on July 1, 2025. The Registration Statement relates to the proposed conversion of (i) the Emerald Insights Fund into an exchange-traded fund through the acquisition by F/m Emerald Special Situations ETF, a newly formed series of RBB, and (ii) the Emerald Growth Fund and Emerald Finance and Banking Innovation Fund into mutual funds through the acquisition by Emerald Growth Fund and Emerald Banking and Finance Evolution Fund, respectively, each a newly formed series of RBB, of the assets and liabilities of each acquired fund, in exchange for shares of its corresponding acquiring fund, referred to herein collectively as the “Reorganizations.”

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that the response to Staff comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant.

1.	Comment: Based on the information provided in response to Comment #1.c in the letter filed on June 26, 2025, it appears likely that a capital gains distribution will occur in connection with the Reorganization. Please provide the estimated impact to shareholders regarding capital gains distribution, including per share amounts, or explain why such an estimate cannot be determined.

Response: The Registrant confirms that the expected sale of the securities described in the Registration Statement will occur after the Reorganization, once the assets of the Emerald Insights Fund are transferred to the F/m Emerald Special Situations ETF (the “ETF”), a newly created series of the Registrant. As such, the ETF will distribute appreciated securities in-kind to redeeming shareholders as permitted by Section 852(b)(6) of the U.S. Internal Revenue Code to defer any capital gains.

The Registrant notes that, as of June 30, 2025, the Emerald Insights Fund held $54,867 in net capital losses and had spillover capital gains of approximately $1,578,155, or $1.61 per share. These figures are estimates and subject to change depending on market conditions and the discretion of the portfolio management team.

Because the realization of capital gains, if any, will depend on the timing and nature of shareholder redemptions from the ETF and each shareholder’s respective cost basis, the Registrant respectfully submits that it is not possible to determine the impact of any such capital gains to shareholders at this time.

The Registrant will revise the Registration Statement to include this information.

2.	Comment: The Staff notes that the expected turnover of approximately 80% of the portfolio is an unusually high level in connection with a reorganization. Please confirm whether the turnover is due to investment restrictions or a result of a business decision. If the turnover is due to investment restrictions, please revise the disclosure accordingly and provide a Schedule of Investments.

Response: The Registrant confirms that the anticipated portfolio turnover is the result of a business decision to change the Fund’s investment strategy and is not due to investment restrictions. The current investment strategy of the Emerald Insights Fund is based on a “Best Idea” all-cap growth strategy with the Russell 3000 Growth Index as its benchmark. In contrast, the ETF will pursue a special situations investment strategy that seeks to identify companies experiencing internal and/or external catalysts. The Registrant will revise the Registration Statement to clarify that the expected turnover is a result of a change in investment strategy, and not driven by investment restrictions.

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Questions and comments concerning the enclosed materials may be directed to me at 202-842-8800.

Sincerely,

/s/ J.D. Williams
J.D. Williams

Enclosures